NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Exxon Mobil Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Talking points and slides used in Ceres-sponsored webinar held on February 22, 2019.

Our resolution asks Exxon Mobil to disclose short, medium and long range targets for its scope 1-3 greenhouse gas emissions.

1.	We believe that greenhouse gas reduction targets are an important indicator of Exxon’s transition resilience and the quality of its climate risk management.

2.	Exxon Mobil faces increasing business risk related to its greenhouse emissions due to the progressively stringent emissions reduction demands called for by the Paris Agreement.

3.	A combination of scholarly reports like the UN IPCC 1.5 degree report and growing evidence of physical impacts from climate change make increased policy action more likely.

4.	The combustion of the oil and gas industry products, particularly liquid fossil fuels, are a significant source of global greenhouse gas emissions. Based on the recent report Global Climate Disclosure Framework for Oil and Gas Companies, the industry’s life cycle emissions are 60 percent of emissions from the energy sector.

5.	Peer reviewed studies have attributed 3.2 percent of global emissions of greenhouse gases from 1854 through 2010 to Exxon Mobil. So Exxon is a significant source.

6.	These emissions, are likely to increasingly be the targets of regulatory measures like carbon taxes and low carbon fuel standards.

7.	In addition, over the last year we have seen increasing commitments to electric vehicles from auto manufacturers and proposals to ban internal combustion engines in some jurisdictions.

8.	These conditions have the potential to upend Exxon Mobil’s business model, with some observers of the industry suggesting we could see a peak in liquid fossil fuel use as soon as the next decade. Exxon Mobil, though, based on the 2019 Climate and Energy Summary, is planning for growing demand for its liquid products through 2040.

9.	To fully assess the risks to Exxon Mobil from climate change and the transition to a low carbon economy, we believe requires an understanding of the company’s goals for emissions. It is an indicator of how the company plans to adapt to the energy transition. It also is an indicator of the degree of transition risk the company faces. Based on the Carbon Tracker Initiative’s “2 Degrees of Separation: Transition Risk for Oil and Gas in a Low Carbon World,” emissions outside of a 2 degree, or perhaps, well below 2 degree emissions budget constitute a risk. (Next Slide Please)

10.	Exxon does not publish current greenhouse gas reduction goals for the majority of its emissions including those from its refineries or its products.

11.	Exxon does not disclose medium, or long range reduction goals for any of its operations or products, but has published short range reduction goals for a portion of its emissions including, methane, flaring and greenhouse gas intensity at its Imperial Oil Sands Play—indicating that Exxon is capable of setting reduction targets.

12.	Exxon has refused to disclose greenhouse gas emissions associated with the use of its products, calling them the responsibility of “others.” (Next Slide Please)

13.	Many of Exxon’s peers have committed to disclose carbon reduction targets.

14.	Shell has set an ambition to reduce its net carbon footprint, including product emissions, by 50 percent by 2050, with interim targets.

15.	BP announced support for a 2019 resolution requesting targets for reducing GHG emissions from its operations aligned with the Paris goals and disclosure of estimates for future reductions in the carbon intensity of its products.

16.	Equinor has announced a goal to further reduce the carbon intensity of its upstream production to 8 kilograms of CO2 per barrel of oil equivalent by 2030.

17.	Total has set goals for the mix of energy products that include 15 - 20% renewables by 2035.

18.	Exxon recently challenged our resolution with the SEC and we are working with our legal team on a defense.

19.	Thank you for your consideration. Next up is Winston Vaughan of Ceres.

ExxonMobil Presentation to CERES

Exxon GHG Emission Targets Aligned With Paris
requesting disclosure of short, medium and long range targets for operations and products from 2020 on.

•	Peer reviewed studies have attributed 3.2 percent of global emissions of GHG from 1854 through 2010 to this company.

•	Exxon does not have current GHG reduction goals for the majority of its emissions including those from its refineries or its products.

•	Exxon does not have medium, or long range reduction goals for any of its operations or products, but has published short range goals for a portion of its emissions including, reducing methane emissions (15 % by ‘20), flaring (25% by ‘20) and GHG intensity at its Imperial Oil Sands Play (10% by ‘20).

•	Exxon has refused to disclose GHG emissions associated with the use of its products, calling them the responsibility of “others.”

GHG reduction targets are an important indicator of Exxon’s transition resilience and the quality of its climate risk management

•	Exxon Mobil faces increasing business risk related to its GHG emissions due to the progressively stringent emissions reduction demands called for by the Paris Agreement.

•	Policies to effectuate carbon pricing-Exxon’s preferred mitigation strategy-may impose costs on all company GHG emissions. Companies with lower GHG intensity will benefit.

•	The transition to a low carbon economy particularly increases uncertainty for Exxon’s liquid fossil fuels business.

•	Scope three emissions are the most important as they represent the great majority of the emissions associated with Exxon’s business.

Exxon Peers Commit to Carbon Reduction Targets

•	Shell has set an ambition to reduce its net carbon footprint, including product emissions, by 50 percent by 2050, with interim targets.

•	BP announced support for a 2019 resolution requesting targets for reducing GHG emissions from its operations aligned with the Paris goals and disclosure of estimates for future reductions in the carbon intensity of its products.

•	Equinor has announced a goal to further reduce the carbon intensity of its upstream production to 8 kilograms of CO2 per barrel of oil equivalent by 2030

•	Total has set goals for the mix of energy products that include 15 - 20% renewables by 2035.